SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES RULES 13D-1 (B) (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. 1 )1


                               UTi Worldwide Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                                Ordinary Shares
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   G87210-103
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
  ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]    Rule 13d-1(b)
     [X]    Rule 13d-1(c)
     [ ]    Rule 13d-1(d)



     -------------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210-103               13G                        Page 2 of 8 Pages


--------- ---------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Old Mutual plc
--------- ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)
                                                             (A)   [X]
                                                             (B)   [ ]
--------- ---------------------------------------------------------------------
 3        SEC USE ONLY


--------- ---------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
-------------------------------- ---------- -----------------------------------
                                  5         SOLE VOTING POWER

                                            180,000
           NUMBER OF             ---------- -----------------------------------
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                         1,307,370
             EACH                ---------- -----------------------------------
           REPORTING              7         SOLE DISPOSITIVE POWER
            PERSON
             WITH                           181,390
                                 ---------- -----------------------------------
                                  8         SHARED DISPOSITIVE POWER

                                            1,305,980
---------- --------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,487,370
---------- --------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A
--------- ---------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8%
--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC
--------- ---------------------------------------------------------------------


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CUSIP No. G87210-103               13G                        Page 3 of 8 Pages


ITEM 1(A).    NAME OF ISSUER:

              Uti Worldwide, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              9 Columbus Centre
              Pelican Drive Road Town
              Tortola, British Virgin Islands

ITEM 2(A).    NAME OF PERSON FILING:

              Old Mutual plc

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              57 Berkeley Square, 3rd Floor
              London W1J6ER
              United Kingdom

ITEM 2(C).    CITIZENSHIP:

              British

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Ordinary Shares

ITEM 2(E).    CUSIP NUMBER:

              G87210-103

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CUSIP No. G87210-103               13G                        Page 4 of 8 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSONFILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP No. G87210-103               13G                        Page 5 of 8 Pages

ITEM 4.  OWNERSHIP:

         (a)    Amount beneficially owned: 1,487,370
         (b)    Percent of class: 5.8%
         (c)    Number of shares as to which such person has:
                (i)    Sole power to vote or direct the vote: 180,000 (1)
                (ii)   Shared power to vote or direct the vote: 1,307,370 (2)
                (iii)  Sole power to dispose or direct the disposition of:
                       181,390 (3)
                (iv)   Shared power to dispose or direct the disposition of:
                       1,305,980 (2)

                (1) Includes (i) 130,000 shares held by Old Mutual Unit Trust
                    Managers Ltd., ("OM Unit Trust"), over which Old Mutual Asset Managers (South Africa) Ltd., ("Asset Managers"), has the entire right to vote and the right to dispose and
                    (ii) 50,000 shares held by Rice, Hall, James Small Cap Fund ("Cap Fund"), over which Rice, Hall, James and Associates, Inc. ("RHJ"), has the entire right to vote and the right to dispose. The Reporting Person disclaims beneficial ownership over all those shares.
                (2) Includes (i) 1,305,980 shares held by Old Mutual Life
                    Assurance Company (South Africa) Ltd., over which Asset Managers has shared right to vote and shared power to dispose and (ii) 1,390 shares held by clients of RHJ over which RHJ has shared power to vote but of which RHJ has the entire power to dispose. The Reporting Person disclaims beneficial ownership over these 1,390 shares.
                (3) Includes (i) 130,000 shares held by OM Unit Trust, over which Asset Managers has the entire right to dispose (ii) 50,000 shares held by Cap Fund over which RHJ has the entire power to dispose, and (iii) 1,390 shares held by clients Of RHJ over which RHJ has the entire right to dispose. The Reporting Person disclaims beneficial ownership over all those shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

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CUSIP No. G87210-103               13G                        Page 6 of 8 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY:

         See Exhibit A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. G87210-103               13G                        Page 7 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marc 14, 2002
------------------------
(Date)


                                               Old Mutual plc

                                               /s/ Peter Keynes
                                               -------------------------------
                                               Peter Keynes
                                               Central Compliance Officer







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CUSIP No. G87210-103               13G                        Page 8 of 8 Pages

                                                                     EXHIBIT A


     1. Old Mutual Life Assurance Company (South Africa) Ltd., a South African corporation and wholly owned subsidiary of the Reporting Person.

     2. Old Mutual Asset Managers (South Africa) Ltd., a South African corporation, and wholly owned subsidiary of the Reporting Person.

     3. Rice, Hall, James and Associates, Inc., a California corporation, and wholly owned subsidiary of the Reporting Person.

     4. Old Mutual Unit Trust Managers Ltd., a South African corporation and wholly owned subsidiary of the Reporting Person.